Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2058 F +44 (0) 20 7781 1835 E: ben.mathews@riotinto.com	Ben Mathews Company secretary

Private and confidential

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4628

June 28, 2012

Re:      Rio Tinto plc and Rio Tinto Limited (collectively, “Rio Tinto”)

            Form 20-F for Fiscal Year Ended December 31, 2011

Dear Ms. Jenkins:

            I refer to your letter dated June 22, 2012 to Mr. Tom Albanese of Rio Tinto and your subsequent conversations with our legal counsel, Linklaters LLP, regarding the due date for responding to your letter. We are requesting an extension of the due date in order to have sufficient time for compilation of the responses to the Staff’s comments and review by our officers and external advisers. Rio Tinto confirms intends to submit its responses to our Staff’s comments by July 20, 2012.

            Should our intended timing change, we will contact you or your colleagues directly.

Very truly yours,
/s/ Ben Mathews

Ben Mathews
Company secretary

cc:        Mr. Thomas B. Shropshire, Jr.

            (Linklaters LLP)

Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom
Registered in England No. 719885.